United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Seaspan Corporation

(Name of Issuer)

Series D Preferred Shares, par value $0.01

(Title of Class of Securities)

Y75638109

(CUSIP Number)

Jeffrey Ferguson

The Carlyle Group

1001 Pennsylvania Avenue, NW

Suite 220 South

Washington, D.C. 20004

(202) 729-5626

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 13, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y75638109	13D	Page 1 of 38 pages

1	Names of Reporting Persons The Carlyle Group L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,869,200
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,869,200
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,869,200
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 26.6%
14	Type of Reporting Person PN

CUSIP No. Y75638109	13D	Page 2 of 38 pages

1	Names of Reporting Persons Carlyle Group Management L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,869,200
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,869,200
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,869,200
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 26.6%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. Y75638109	13D	Page 3 of 38 pages

1	Names of Reporting Persons Carlyle Holdings II GP L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 74,079
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 74,079
11	Aggregate Amount Beneficially Owned by Each Reporting Person 74,079
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.1%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. Y75638109	13D	Page 4 of 38 pages

1	Names of Reporting Persons Carlyle Holdings II L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Québec
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 74,079
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 74,079
11	Aggregate Amount Beneficially Owned by Each Reporting Person 74,079
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.1%
14	Type of Reporting Person PN (Québec société en commandite)

CUSIP No. Y75638109	13D	Page 5 of 38 pages

1	Names of Reporting Persons TC Group Cayman Investment Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 74,079
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 74,079
11	Aggregate Amount Beneficially Owned by Each Reporting Person 74,079
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.1%
14	Type of Reporting Person PN

CUSIP No. Y75638109	13D	Page 6 of 38 pages

1	Names of Reporting Persons TC Group Cayman Investment Holdings Sub L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 74,079
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 74,079
11	Aggregate Amount Beneficially Owned by Each Reporting Person 74,079
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.1%
14	Type of Reporting Person PN

CUSIP No. Y75638109	13D	Page 7 of 38 pages

1	Names of Reporting Persons CP V General Partner, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 56,656
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 56,656
11	Aggregate Amount Beneficially Owned by Each Reporting Person 56,656
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.8%
14	Type of Reporting Person OO (Cayman Islands Exempted Company)

CUSIP No. Y75638109	13D	Page 8 of 38 pages

1	Names of Reporting Persons TC Group V Cayman, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 56,656
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 56,656
11	Aggregate Amount Beneficially Owned by Each Reporting Person 56,656
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.8%
14	Type of Reporting Person PN

CUSIP No. Y75638109	13D	Page 9 of 38 pages

1	Names of Reporting Persons CP V Coinvestment A Cayman, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 47,028
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 47,028
11	Aggregate Amount Beneficially Owned by Each Reporting Person 47,028
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.7%
14	Type of Reporting Person PN

CUSIP No. Y75638109	13D	Page 10 of 38 pages

1	Names of Reporting Persons CP V Coinvestment B Cayman, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 9,628
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,628
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,628
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.1%
14	Type of Reporting Person PN

CUSIP No. Y75638109	13D	Page 11 of 38 pages

1	Names of Reporting Persons CAP III, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 17,423
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 17,423
11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,423
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.2%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. Y75638109	13D	Page 12 of 38 pages

1	Names of Reporting Persons CAP III General Partner, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 17,423
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 17,423
11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,423
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.2%
14	Type of Reporting Person PN

CUSIP No. Y75638109	13D	Page 13 of 38 pages

1	Names of Reporting Persons CAP III Co-Investment, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 17,423
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 17,423
11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,423
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.2%
14	Type of Reporting Person PN

CUSIP No. Y75638109	13D	Page 14 of 38 pages

1	Names of Reporting Persons Carlyle Holdings III GP Management L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,795,121
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,795,121
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,795,121
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 25.6%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. Y75638109	13D	Page 15 of 38 pages

1	Names of Reporting Persons Carlyle Holdings III GP L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Quebec
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,795,121
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,795,121
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,795,121
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 25.6%
14	Type of Reporting Person OO (Quebec société en command)

CUSIP No. Y75638109	13D	Page 16 of 38 pages

1	Names of Reporting Persons Carlyle Holdings III GP Sub L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,795,121
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,795,121
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,795,121
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 25.6%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. Y75638109	13D	Page 17 of 38 pages

1	Names of Reporting Persons Carlyle Holdings III L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Quebec
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,795,121
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,795,121
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,795,121
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 25.6%
14	Type of Reporting Person OO (Quebec société en command)

CUSIP No. Y75638109	13D	Page 18 of 38 pages

1	Names of Reporting Persons TC Group Cayman L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,795,121
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,795,121
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,795,121
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 25.6%
14	Type of Reporting Person PN

CUSIP No. Y75638109	13D	Page 19 of 38 pages

1	Names of Reporting Persons TC Group Cayman Sub, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,795,121
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,795,121
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,795,121
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 25.6%
14	Type of Reporting Person PN

CUSIP No. Y75638109	13D	Page 20 of 38 pages

1	Names of Reporting Persons CP V S3 GP, Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,363,936
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,363,936
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,363,936
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 19.4%
14	Type of Reporting Person OO (Cayman Islands Exempted Company)

CUSIP No. Y75638109	13D	Page 21 of 38 pages

1	Names of Reporting Persons TC Group V Cayman S3, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,363,936
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,363,936
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,363,936
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 19.4%
14	Type of Reporting Person PN

CUSIP No. Y75638109	13D	Page 22 of 38 pages

1	Names of Reporting Persons Carlyle Partners V Cayman TE, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,363,936
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,363,936
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,363,936
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 19.4%
14	Type of Reporting Person PN

CUSIP No. Y75638109	13D	Page 23 of 38 pages

1	Names of Reporting Persons CAP III S3 Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 431,185
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 431,185
11	Aggregate Amount Beneficially Owned by Each Reporting Person 431,185
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.1%
14	Type of Reporting Person OO (Cayman Islands Exempted Company)

CUSIP No. Y75638109	13D	Page 24 of 38 pages

1	Names of Reporting Persons CAP III General Partner S3, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 431,185
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 431,185
11	Aggregate Amount Beneficially Owned by Each Reporting Person 431,185
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.1%
14	Type of Reporting Person PN

CUSIP No. Y75638109	13D	Page 25 of 38 pages

1	Names of Reporting Persons CAP III Maritime AIV, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 356,417
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 356,417
11	Aggregate Amount Beneficially Owned by Each Reporting Person 356,417
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.1%
14	Type of Reporting Person PN

CUSIP No. Y75638109	13D	Page 26 of 38 pages

1	Names of Reporting Persons Carlyle-Eight Finance Asia Co-Investment Partners, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 74,768
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 74,768
11	Aggregate Amount Beneficially Owned by Each Reporting Person 74,768
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.1%
14	Type of Reporting Person PN

CUSIP No. Y75638109	13D	Page 27 of 38 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Series D Preferred Shares, par value $0.01 per share (the “Series D Preferred Shares”), of Seaspan Corporation, a corporation organized under the laws of the Republic of the Marshall Islands (the “Issuer”) whose principal executive offices are located at Unit 2, 2nd Floor, Bupa Centre, 141 Connaught Road West, Hong Kong, China.

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

1)	Carlyle Group Management L.L.C.,
2)	The Carlyle Group L.P.,
3)	Carlyle Holdings II GP L.L.C.,
4)	Carlyle Holdings II L.P.,
5)	TC Group Cayman Investment Holdings, L.P.,
6)	TC Group Cayman Investment Holdings Sub L.P.,
7)	CP V General Partner, L.L.C.,
8)	TC Group V Cayman, L.P.,
9)	CP V Coinvestment A Cayman, L.P.,
10)	CP V Coinvestment B Cayman, L.P.,
11)	CAP III, L.L.C.,
12)	CAP III General Partner, L.P.,
13)	CAP III Co-Investment, L.P.,
14)	Carlyle Holdings III GP Management L.L.C.,
15)	Carlyle Holdings III GP L.P.,
16)	Carlyle Holdings III GP Sub L.L.C.,
17)	Carlyle Holdings III L.P.,
18)	TC Group Cayman L.P.,
19)	TC Group Cayman Sub, L.P.,
20)	CP V S3 GP, Ltd.,
21)	TC Group V Cayman S3, L.P.,
22)	Carlyle Partners V Cayman TE, L.P.,
23)	CAP III S3 Ltd.,
24)	CAP III General Partner S3, L.P.,
25)	CAP III Maritime AIV, L.P., and
26)	Carlyle-Eight Finance Asia Co-Investment Partners, L.P.

Each of Carlyle Group Management L.L.C., The Carlyle Group L.P., Carlyle Holdings II GP L.L.C., CAP III, L.L.C., Carlyle Holdings III GP Management L.L.C., and Carlyle Holdings III GP Sub L.L.C. is organized in the state of Delaware. Each of TC Group Cayman Investment Holdings, L.P., TC Group Cayman Investment Holdings Sub L.P., CP V General Partner, L.L.C., TC Group V Cayman, L.P., CP V Coinvestment A Cayman, L.P., CP V Coinvestment B Cayman, L.P., CAP III General Partner, L.P., CAP III Co-Investment, L.P., TC Group Cayman L.P., TC Group Cayman Sub, L.P., CP V S3 GP, Ltd., TC Group V Cayman S3, L.P., Carlyle

CUSIP No. Y75638109	13D	Page 28 of 38 pages

Partners V Cayman TE, L.P., CAP III S3 Ltd., CAP III General Partner S3, L.P., CAP III Maritime AIV, L.P., and Carlyle-Eight Finance Asia Co-Investment Partners, L.P. (together, the “Carlyle Cayman Entities”) is organized under the laws of the Cayman Islands. Each of Carlyle Holdings II L.P., Carlyle Holdings III GP L.P., and Carlyle Holdings III L.P. is a Québec société en commandite.

The address of the principal business and principal office of each of the Carlyle Cayman Entities is c/o Walkers, Cayman Corporate Center, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands.

The address of the principal business and principal office of each of the other Reporting Persons is c/o The Carlyle Group, 1001 Pennsylvania Ave., N.W., Suite 220 South, Washington, DC 20004-2505.

The Reporting Persons are principally engaged in the business of investments in securities.

The directors of Carlyle Group Management L.L.C. are William E. Conway, Jr., Daniel A. D’Aniello, David M. Rubenstein, Kewsong Lee, Glenn A. Youngkin, Lawton W. Fitt, James H. Hance, Jr., Janet Hill, Dr. Thomas S. Robertson, William J. Shaw, Anthony Welters, and Peter J. Clare (collectively, the “Directors”).

The executive officers of Carlyle Group Management L.L.C. and The Carlyle Group L.P. are William E. Conway, Jr., Co-Executive Chairman and Co-Chief Investment Officer, Daniel A. D’Aniello, Chairman Emeritus, David M. Rubenstein, Co-Chief Executive Officer, Kewsong Lee, Co-Chief Executive Officer, Glenn A. Youngkin, Co-Chief Executive Officer, Glenn A. Youngkin, President and Chief Operating Officer, Curtis L. Buser, Chief Financial Officer, Peter J. Clare, Co-Chief Investment Officer, and Jeffrey W. Ferguson, General Counsel (collectively, the “Executive Officers,” and, together with the Directors, the “Related Persons”). Each of the Related Persons is a citizen of the United States. The business address of each of the Related Persons is c/o The Carlyle Group, 1001 Pennsylvania Ave., N.W., Suite 220 South, Washington, DC 20004-2505.

The present principal occupation of each of the Directors is as follows: William E. Conway, Jr. is a founder and Co-Chief Executive Chairman and Co-Chief Investment Officer of Carlyle Group Management L.L.C.; Daniel A. D’Aniello is a founder and Chairman Emeritus of Carlyle Group Management L.L.C.; David M. Rubenstein is a founder and Co-Executive Chairman of Carlyle Group Management L.L.C.; Kewsong Lee is Co-Chief Executive Officer of Carlyle Group Management L.L.C.; Glenn A. Youngkin is Co-Chief Executive Officer of Carlyle Group Management L.L.C.; Lawton W. Fitt is an independent investment banking professional; James H. Hance, Jr. is an Operating Executive of The Carlyle Group L.P.; Janet Hill is a Principal at Hill Family Advisors; Dr. Thomas S. Robertson is the Joshua J. Harris Professor of Marketing at the Wharton School of the University of Pennsylvania; William J. Shaw was the Vice Chairman of Marriott International, Inc. until his retirement in March 2011; Anthony Welters is Executive Chairman of the Black Ivy Group, LLC; and Peter J. Clare is the Co-Chief Investment Officer of Carlyle Group Management L.L.C.

CUSIP No. Y75638109	13D	Page 29 of 38 pages

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On March 13, 2018 (the “Closing Date”), the Reporting Persons acquired cash consideration and 1,869,200 Series D Preferred Shares from the Issuer (the “Registrable Shares”) in exchange for the Reporting Persons’ equity interests in Great China Intermodal Investments LLC (“GCI”).

Item 4.	Purpose of Transaction.

Registration Rights Agreement

On the Closing Date, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with certain of the Reporting Persons and the other parties thereto, pursuant to which the Issuer agreed to prepare and file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-3 with respect to the Registrable Shares within thirty (30) business days of the Closing Date. The Reporting Persons who are party to the Registration Rights Agreement have the right to request that the Issuer make up to four (4) shelf takedowns of Registrable Shares included in a shelf registration. Under the Registration Rights Agreement, if the Issuer is not eligible to file a registration statement on Form F-3, then GCI (and its transferees) representing a majority of the Registrable Shares then held by it have the right to make no more than two (2) demands for registrations of the Registrable Shares to be filed on Form F-1. Pursuant to the Registration Rights Agreement, the Issuer filed a registration statement on Form F-3 with the SEC on April 13, 2018.

Put Right Agreement

Also on the Closing Date, the Issuer entered into a Put Right Agreement (the “Put Right Agreement”) with certain of the Reporting Persons and the other parties thereto, pursuant to which the Issuer has given the Reporting Persons who are party to the Put Right Agreement the option to have the Issuer repurchase its Series D Preferred Shares at $24.84 per share (as adjusted for any stock split, stock dividend, combination or other recapitalization or reclassification of the Series D Preferred Shares, thereafter) during the 30-day period beginning on September 13, 2019.

The foregoing descriptions of the Registration Rights Agreement and the Put Right Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, each of which is attached as an exhibit to this Schedule 13D, and incorporated herein by reference.

CUSIP No. Y75638109	13D	Page 30 of 38 pages

General

The Reporting Persons acquired the Series D Preferred Shares for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the board of directors, and shareholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Series D Preferred Shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of Series D Preferred Shares and percentage of Series D Preferred Shares beneficially owned by each of the Reporting Persons, as well as the number of Series D Preferred Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 7,017,313 shares of Series D Preferred Shares outstanding as of March 31, 2018.

CUSIP No. Y75638109	13D	Page 31 of 38 pages

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Carlyle Group Management L.L.C.	1,869,200	26.6%	0	1,869,200	0	1,869,200
The Carlyle Group L.P.	1,869,200	26.6%	0	1,869,200	0	1,869,200
Carlyle Holdings II GP L.L.C.	74,079	1.1%	0	74,079	0	74,079
Carlyle Holdings II L.P.	74,079	1.1%	0	74,079	0	74,079
TC Group Cayman Investment Holdings, L.P.	74,079	1.1%	0	74,079	0	74,079
TC Group Cayman Investment Holdings Sub L.P.	74,079	1.1%	0	74,079	0	74,079
CP V General Partner, L.L.C.	56,656	0.8%	0	56,656	0	56,656
TC Group V Cayman, L.P.	56,656	0.8%	0	56,656	0	56,656
CP V Coinvestment A Cayman, L.P.	47,028	0.7%	0	47,028	0	47,028
CP V Coinvestment B Cayman, L.P.	9,628	0.1%		9,628		9,628
CAP III, L.L.C.	17,423	0.2%	0	17,423	0	17,423
CAP III General Partner, L.P.	17,423	0.2%		17,423		17,423
CAP III Co-Investment, L.P.	17,423	0.2%	0	17,423	0	17,423
Carlyle Holdings III GP Management L.L.C.	1,795,121	25.6%	0	1,795,121	0	1,795,121
Carlyle Holdings III GP L.P.	1,795,121	25.6%	0	1,795,121	0	1,795,121
Carlyle Holdings III GP Sub L.L.C.	1,795,121	25.6%	0	1,795,121	0	1,795,121
Carlyle Holdings III L.P.	1,795,121	25.6%	0	1,795,121	0	1,795,121
TC Group Cayman L.P.	1,795,121	25.6%	0	1,795,121	0	1,795,121
TC Group Cayman Sub, L.P.	1,795,121	25.6%	0	1,795,121	0	1,795,121
CP V S3 GP, Ltd.	1,363,936	19.4%	0	1,363,936	0	1,363,936
TC Group V Cayman S3, L.P.	1,363,936	19.4%	0	1,363,936	0	1,363,936
Carlyle Partners V Cayman TE, L.P.	1,363,936	19.4%	0	1,363,936	0	1,363,936
CAP III S3 Ltd.	431,185	6.1%	0	431,185	0	431,185
CAP III General Partner S3, L.P.	431,185	6.1%	0	431,185	0	431,185
CAP III Maritime AIV, L.P.	356,417	5.1%	0	356,417	0	356,417
Carlyle-Eight Finance Asia Co-Investment Partners, L.P.	74,768	1.1%	0	74,768	0	74,768

Includes: (i) 47,028 shares of Series D Preferred Shares held by CP V Coinvestment A Cayman, L.P.; (ii) 9,628 shares of Series D Preferred Shares held by CP V Coinvestment B Cayman, L.P.; (iii) 17,423 shares of Series D Preferred Shares held by CAP III Co-Investment, L.P.; (iv) 1,363,936 shares of Series D Preferred Shares held by Carlyle Partners V Cayman TE, L.P.; (v) 356,417 shares of Series D Preferred Shares held by CAP III Maritime AIV, L.P.; and (vi) 74,768 shares of Series D Preferred Shares held by Carlyle-Eight Finance Asia Co-Investment Partners, L.P.

CUSIP No. Y75638109	13D	Page 32 of 38 pages

Carlyle Group Management L.L.C. is the general partner of The Carlyle Group L.P., which is a publicly traded entity listed on NASDAQ. The Carlyle Group L.P. is the managing member of each of Carlyle Holdings II GP L.L.C. and Carlyle Holdings III GP Management L.L.C.

Carlyle Holdings II GP L.L.C. is the general partner of Carlyle Holdings II L.P., which is the general partner of TC Group Cayman Investment Holdings, L.P., which is the general partner of TC Group Cayman Investment Holdings Sub L.P., which is the sole member of each of CP V General Partner, L.L.C. and CAP III, L.L.C. CP V General Partner, L.L.C. is the general partner of TC Group V Cayman, L.P., which is the general partner of each of CP V Coinvestment A Cayman, L.P. and CP V Coinvestment B Cayman, L.P. CAP III, LLC is the general partner of CAP III General Partner, L.P., which is the general partner of CAP III Co-Investment, L.P.

Carlyle Holdings III GP Management L.L.C. is the general partner of Carlyle Holdings III GP L.P., which is the sole member of Carlyle Holdings III GP Sub L.L.C., which is the general partner of Carlyle Holdings III L.P., which is the general partner of TC Group Cayman L.P., which is the general partner of TC Group Cayman Sub, L.P., which is the sole shareholder of each of CP V S3 GP, Ltd. and CAP III S3 Ltd. CP V S3 GP, Ltd. is the general partner of TC Group V Cayman S3, L.P., which is the general partner of Carlyle Partners V Cayman TE, L.P. CAP III S3 Ltd. is the general partner of CAP III General Partner S3, L.P., which is the general partner of each of CAP III Maritime AIV, L.P. and Carlyle-Eight Finance Asia Co-Investment Partners, L.P.

(c)	Except as described in Item 4, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Series D Preferred Shares.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Registration Rights Agreement and the Put Right Agreement, which are incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Schedule 13D, and each is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. Y75638109	13D	Page 33 of 38 pages

Item	7. Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement.

2	Registration Rights Agreement (incorporated by reference to Exhibit 4.2 of the Issuer’s Current Report on Form 6-K filed on March 14, 2018.)

3	Put Right Agreement (incorporated by reference to Exhibit 4.3.2 of the Issuer’s Current Report on Form 6-K filed on March 14, 2018.)

CUSIP No. Y75638109	13D	Page 34 of 38 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 20, 2018

CARLYLE GROUP MANAGEMENT L.L.C.

By:	/s/ William E. Conway, Jr.
Name:	William E. Conway, Jr.
Title:	Co-Executive Chairman and
Co-Chief Investment Officer

THE CARLYLE GROUP L.P.
By:	Carlyle Group Management L.L.C., its general partner

By:	/s/ William E. Conway, Jr.
Name:	William E. Conway, Jr.
Title:	Co-Executive Chairman and
Co-Chief Investment Officer

CARLYLE HOLDINGS II GP L.L.C.
By:	The Carlyle Group L.P., its managing member
By:	Carlyle Group Management L.L.C., its general partner

By:	/s/ William E. Conway, Jr.
Name:	William E. Conway, Jr.
Title:	Co-Executive Chairman and
Co-Chief Investment Officer

CARLYLE HOLDINGS II L.P.

By:	/s/ William E. Conway, Jr.
Name:	William E. Conway, Jr.
Title:	Co-Executive Chairman and
Co-Chief Investment Officer

TC GROUP CAYMAN INVESTMENT HOLDINGS, L.P.
By:	Carlyle Holdings II L.P., its general partner

By:	/s/ William E. Conway, Jr.
Name:	William E. Conway, Jr.
Title:	Co-Executive Chairman and
Co-Chief Investment Officer

CUSIP No. Y75638109	13D	Page 35 of 38 pages

TC GROUP CAYMAN INVESTMENT HOLDINGS SUB L.P.
By:	TC Group Cayman Investment Holdings, L.P., its general partner
By:	Carlyle Holdings II L.P., its general partner

By:	/s/ William E. Conway, Jr.
Name:	William E. Conway, Jr.
Title:	Co-Executive Chairman and
Co-Chief Investment Officer

CP V General Partner, L.L.C.

By:	/s/ William E. Conway, Jr.
Name:	William E. Conway, Jr.
Title:	Co-Executive Chairman and
Co-Chief Investment Officer

TC Group V Cayman, L.P.

By:	/s/ Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Authorized Person

CP V Coinvestment A Cayman, L.P.
By:	TC Group V Cayman, L.P., its general partner

By:	/s/ Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Authorized Person

CP V Coinvestment B Cayman, L.P.
By:	TC Group V Cayman, L.P., its general partner

By:	/s/ Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Authorized Person

CAP III, L.L.C.
By:	TC Group Cayman Investment Holdings Sub L.P.
By:	TC Group Cayman Investment Holdings, L.P., its general partner
By:	Carlyle Holdings II L.P., its general partner

By:	/s/ William E. Conway, Jr.
Name:	William E. Conway, Jr.
Title:	Co-Executive Chairman and Co-Chief Investment Officer

CUSIP No. Y75638109	13D	Page 36 of 38 pages

CAP III General Partner, L.P.

By:	/s/ Norma R. Kuntz
Name:	Norma R. Kuntz
Title:	Authorized Person

CAP III Co-Investment, L.P.
By:	CAP III General Partner, L.P., its general partner

By:	/s/ Norma R. Kuntz
Name:	Norma R. Kuntz
Title:	Authorized Person

CARLYLE HOLDINGS III GP MANAGEMENT L.L.C.
By:	The Carlyle Group L.P., its sole manager
By:	Carlyle Group Management L.L.C., its general partner

By:	/s/ William E. Conway, Jr.
Name:	William E. Conway, Jr.
Title:	Co-Executive Chairman and
Co-Chief Investment Officer

Carlyle Holdings III GP L.P.
By:	Carlyle Holdings III GP Management L.L.C., its general partner
By:	The Carlyle Group L.P., its sole manager
By:	Carlyle Group Management L.L.C., its general partner

By:	/s/ William E. Conway, Jr.
Name:	William E. Conway, Jr.
Title:	Co-Executive Chairman and
Co-Chief Investment Officer

Carlyle Holdings III GP Sub L.L.C.
By:	Carlyle Holdings III GP L.P., its sole manager
By:	Carlyle Holdings III GP Management L.L.C., its general partner
By:	The Carlyle Group L.P., its sole manager
By:	Carlyle Group Management L.L.C., its general partner

By:	/s/ William E. Conway, Jr.
Name:	William E. Conway, Jr.
Title:	Co-Executive Chairman and
Co-Chief Investment Officer

CUSIP No. Y75638109	13D	Page 37 of 38 pages

Carlyle Holdings III L.P.

By:	/s/ William E. Conway, Jr.
Name:	William E. Conway, Jr.
Title:	Co-Executive Chairman and
Co-Chief Investment Officer

TC Group Cayman L.P.
By:	Carlyle Holdings III L.P., its general partner

By:	/s/ William E. Conway, Jr.
Name:	William E. Conway, Jr.
Title:	Co-Executive Chairman and
Co-Chief Investment Officer

TC Group Cayman Sub, L.P.
By:	TC Group Cayman L.P. its general partner
By:	Carlyle Holdings III L.P., its general partner

By:	/s/ William E. Conway, Jr.
Name:	William E. Conway, Jr.
Title:	Co-Executive Chairman and
Co-Chief Investment Officer

CP V S3 GP, Ltd.

By:	/s/ Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Authorized Person

TC Group V Cayman S3, L.P.

By:	/s/ Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Authorized Person

Carlyle Partners V Cayman TE, L.P.
By:	TC Group V Cayman S3, L.P., its general partner

By:	/s/ Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Authorized Person

CUSIP No. Y75638109	13D	Page 38 of 38 pages

CAP III S3 Ltd.

By:	/s/ William E. Conway, Jr.
Name:	William E. Conway, Jr.
Title:	Director

CAP III General Partner S3, L.P.

By:	/s/ Norma R. Kuntz
Name:	Norma R. Kuntz
Title:	Authorized Person

CAP III Maritime AIV, L.P.
By:	CAP III General Partner S3, L.P., its general partner

By:	/s/ Norma R. Kuntz
Name:	Norma R. Kuntz
Title:	Authorized Person

Carlyle-Eight Finance Asia Co-Investment Partners, L.P.
By:	CAP III General Partner S3, L.P., its general partner

By:	/s/ Norma R. Kuntz
Name:	Norma R. Kuntz
Title:	Authorized Person